Execution Copy

ASSET PURCHASE AGREEMENT

ENTERED INTO as of August 5, 2008.

BETWEEN:	OPTIMAL PAYMENTS INC., a Canadian corporation;
AND:	OPTIMAL PAYMENTS (IRELAND) LIMITED, an Irish corporation;
AND:	OPTIMAL PAYMENTS LIMITED, an English corporation;
AND:	OPTIMAL PAYMENTS CORP., a Delaware corporation;

(collectively referred to as the “Vendor”)

AND:	7012985 CANADA INC., a Canadian corporation, on its behalf and/or that of a designee (in any case, the “Purchaser”)
AND INTERVENES:	CARD ONE PLUS LTD., an Ontario corporation;
AND INTERVENES:	OPTIMAL GROUP INC., a Canadian corporation;

WHEREAS Vendor is, among others, in the business of processing payments for “card not present” transactions, including Internet, telephone and mail-order transactions (the “Purchased Business”);

WHEREAS Vendor wishes to sell, and Purchaser wishes to purchase, all of Vendor’s business, assets and intellectual property constituting the Purchased Business, the whole in accordance with the terms and conditions contained in this Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants herein contained, the parties hereby covenant and agree as follows:

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ARTICLE 1

INTERPRETATION

1.1	Defined Terms.

In this Agreement, including the Schedules hereto, the following capitalized terms shall have the following meanings, respectively, unless the context otherwise requires:

1.1.1

“Accounts Receivable” means all accounts receivable derived exclusively from the Purchased Business in the Ordinary Course, less any allowance or provision for doubtful accounts and bad debts, as at the Closing Date.

1.1.2	“Accrued Vacation Pay” means all accrued vacation pay of the Designated Employees as at the Closing Date.
1.1.3

“Affiliate” means with respect to a specified Person, any Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

1.1.4

“Agreement” means this Asset Purchase Agreement (including its preamble and Schedules which shall form an integral part of this Agreement) and all instruments supplemental hereto or in amendment or confirmation hereof; “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Agreement and not to any particular Article, Section or other subdivision; “Article”, “Section” or other subdivision of this Agreement means and refers to the specified Article, Section or other subdivision of this Agreement.

1.1.5

“Assigned Contracts” means any agreement, indenture, contract, lease, deed of trust, license, software license, option, instrument or other commitment relating to the Purchased Business, whether written or oral, including, without limitation, (i) all acquiring bank agreements, merchant agreements, software supplier agreements and agency agreements and (ii) the agreements set forth in Schedule 1.1.5.

1.1.6

“Assumed Liabilities” means the Current Liabilities, Accrued Vacation Pay, accrued bonuses of the Designated Employees, all liabilities for Chargebacks and Returns relating to the Purchased Assets, and all liabilities and obligations under the Assigned Contracts as at and following the Closing Date, provided that any such liabilities and obligations under the Assigned Contracts that ought to have been accrued in the Books and Records, have been so accrued and have been so

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recorded on the Closing Statement, and/or are not related to any default existing prior to the Closing Date or as a consequence of Closing.

1.1.7	“Authorization” means, with respect to any Person, any order, regulation, permit, approval, waiver, licence or similar authorization of any Governmental Entity.
1.1.8

“Balance” means the exposure of a merchant calculated as follows: ‘security deposit’ + ‘reserve balance’ + ‘current balance’; for example, if a merchant has $10 as its security deposit, $75 in its reserve balance and ( - $150) in its current balance, then the Balance would be: $10 + $75 + ( - $150)=(- $65), in this example, the Balance is deemed a negative Balance; if the result of the foregoing formula is positive, then the Balance is deemed a positive Balance.

1.1.9

“Books and Records” means all books of account, tax records, sales and purchase records, customer and supplier lists and all other documents, files, correspondence and other information of a similar nature relating exclusively to the Purchased Assets, Designated Employees and Purchased Business whether in writing or electronic form, excluding, for greater certainty, business reports, plans and projections.

1.1.10	“Business Day” means any day other than a Saturday, Sunday or other day on which the principal commercial banks in Montreal, Quebec are not open for business during normal business hours.
1.1.11

“Chargebacks or Returns” means amounts owing as a result of a reversal of a previously approved credit card, ACH or EFT transaction, including any other fees, fines, charges and penalties relating specifically to such chargeback or return.

1.1.12	“Closing” means the completion of the transaction of purchase and sale contemplated in this Agreement.
1.1.13	“Closing Date” means August 29, 2008 or such other date as may be agreed upon in writing between Vendor and Purchaser.
1.1.14	“Closing Statement” has the meaning described thereto in Section 3.5.4.
1.1.15

“Consents” means the consents of a contracting party or other entity, including, without limitation, PCI/DSS certification, VISA and MasterCard (or any other credit, payment or debit card brand), through the existing banking relationships having jurisdiction over the Person, to the assignment of the Assigned Contracts to Purchaser.

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1.1.16

“Current Assets” means the Accounts Receivable, Settlement Assets and all cash and short-term investments held as reserves and relating exclusively to merchants, as well as Prepaid Expenses and Deposits.

1.1.17

“Current Liabilities” means the trade accounts payable, accrued liabilities (excluding accrued liabilities for bonuses and Accrued Vacation Pay), customer reserves, accrued transaction processing fees, accrued commissions, commissions payable of the Purchased Business existing as at the Closing Date, except for those not listed in the Closing Statement.

1.1.18	“Damages” has the meaning ascribed thereto in Section 9.1.
1.1.19	“Deposits” means all security deposits and any other deposits made by Vendor or any of its Affiliates with any Person relating to the Purchased Business or the Purchased Assets.
1.1.20	“Designated Employees” means the employees of the Purchased Business listed on Schedule 4.15.1.
1.1.21

“Encumbrance” means any encumbrance, lien, charge, prior claim, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, easement or servitude, right of occupation, restrictive covenant, any matter capable of registration or publication against title, option, right of pre-emption, privilege or any right or privilege capable of becoming any of the foregoing.

1.1.22	“Excluded Assets” means the following assets:
(a)	cash and short-term investments not expressly forming part of the Purchased Assets;
(b)	all Taxes receivable;
(c)	all interest receivable;
(d)

all furnishings, fixtures, machinery, equipment, computer hardware and software located in the Leased Premises and on the 16th Floor of 2 Place Alexis Nihon, Montreal, Quebec, which are not required to operate the Purchased Business;

(e)

all assets relating to the United Bank Card, Moneris USA, NPS and Merrick Bank (in the case of Merrick Bank, only to the extent that it relates exclusively to the “card present” business) business divisions or portfolios of Vendor, other than the merchants listed in Section 13 of Schedule 2.1.1;

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(f)	all assets relating to the MCA division of Vendor which are listed on Schedule 1.1.22(f);
(g)	all cash and short term investments held as reserves and relating exclusively to the processing of online gaming transactions with Persons in the United States;
(h)	all Excluded Merchants; and
(i)	all loans receivable from CommerceTel, Inc., Payone Solutions Inc. and Cygnus Etransactions Group Inc.
1.1.23	“Excluded Liabilities” has the meaning ascribed thereto in Section 3.7.
1.1.24	“Excluded Merchants” means all terminated merchants with a negative Balance, as set forth in Schedule 1.1.24.
1.1.25

“Financial Statements” means the non-consolidated balance sheets and profit and loss statements, whether interim or annual, of the Vendor for each of the two (2) years ending December 31, 2006 and 2007, copies of which are annexed hereto as Schedule 1.1.25.

1.1.26	“GAAP” means, at any time, accounting principles generally accepted in Canada, at the relevant time applied on a consistent basis.
1.1.27

“Governmental Entity” means any (a) multinational, national, federal, provincial, state, municipal, special administrative region, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

1.1.28

“Intellectual Property” means (a) all domestic and foreign patents and applications therefor and all reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data, schematics and customer lists, and all documentation relating to any of the foregoing; (c) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (d) the Firepay® trademark; (e) all data, software (both source code and object code form) and any proprietary rights in such software, including documentation and other materials related thereto; (f) all other intangible

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property; in each case, owned or used by Vendor exclusively in connection with the Purchased Assets.

1.1.29	“Interim Period” means the period between the date hereof and the Closing Date.
1.1.30

“Laws” shall mean (a) all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations, and municipal by-laws, whether domestic, foreign or international; and (b) all judgments, orders, writs, injunctions, decisions, rulings, decrees, and awards of any Governmental Entity, in each case binding on or affecting the Person referred to in the context in which such word is used; and “Law” shall mean any one of them.

1.1.31	“Leased Property” means the immovable properties listed in Schedule 4.8 which are used in the Purchased Business and leased by Vendor.
1.1.32	“Leases” has the meaning ascribed thereto in Section 4.11.
1.1.33

“Material Adverse Effect” means any change, effect or circumstance that is materially adverse to the financial condition or results of operations of the Purchased Business taken as a whole; but shall exclude any Material Adverse Effect arising out of: (i) a decline in the market price for the services of the Purchased Business; (ii) any adverse change, effect or circumstance relating generally to financial markets or general economic conditions; (iii) any adverse change, effect or circumstance relating to conditions generally affecting the industry in which the Purchased Business operates, and not affecting the Purchased Business in a disproportionate manner; (iv) war, act of terrorism, civil unrest or similar event; (v) any generally applicable change in Laws or interpretation thereof; (vi) any adverse change, effect or circumstance resulting from an action required or permitted by this Agreement; or (vii) any adverse change, effect or circumstance caused by the announcement or pendency of this Agreement or the transactions contemplated by this Agreement;

1.1.34	“Non-Assignable Rights” has the meaning ascribed thereto in Section 3.8.
1.1.35

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

1.1.36	“Permitted Encumbrances” means the Encumbrances listed in Schedule 1.1.36;

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1.1.37

“Person” means an individual, partnership, limited partnership, joint venture, trustee, trust, corporation, company, unlimited liability company, unincorporated organization or other entity or a government, state or agency or political subdivision thereof, and pronouns have a similarly extended meaning.

1.1.38

“Prepaid Expenses” means all rent for the Leased Property and any other amounts prepaid by Vendor to any Person relating exclusively to the Purchased Business or the Purchased Assets including software licenses, hardware and software maintenance fees.

1.1.39	“Purchase Price” has the meaning ascribed thereto in Section 3.1.
1.1.40	“Purchased Assets” has the meaning ascribed thereto in Section 2.1.
1.1.41	“Purchaser’s Closing Certificate” has the meaning ascribed thereto in Section 7.3.1.
1.1.42	“Required Consents and Authorizations” means those Consents and Authorizations listed and described in Schedule 1.1.42.
1.1.43	“Settlement Assets” means settlement amounts due from financial institutions that are members of the card associations and debit networks.
1.1.44

“Tax” or collectively “Taxes” means (a) any and all national, federal, provincial, state, special administrative region, municipal, local and foreign taxes, assessments, reassessments and other governmental charges, duties, impositions and liabilities including, unemployment insurance contributions and employment insurance contributions, workers compensation and deductions at source, taxes based upon or measured by gross receipts, income, profits, sales, capital use and occupation, good and services, and value added, estimated, transfer, franchise, withholding, customs duties, payroll, recapture, employment, excise and property taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts and (b) any liability for the payment of any amounts of the type described in clause (a) of this Section 1.1.44 as a result of any Law imposing liability for such amounts incurred by others (by way of successor liability, joint and several liability or otherwise), express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts.

1.1.45	“Third Party Auditors” has the meaning ascribed thereto in Section 3.5.5.

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1.1.46

“Third Party Claims” means any and all legal proceedings instituted, claims or demands asserted by any third party, and investigations or inquiries of any Governmental Entity against or in respect of an Indemnified Party.

1.1.47	“Vendor’s Closing Certificate” has the meaning ascribed thereto in Section 7.1.1.
1.2	Gender and Number.

Any reference in this Agreement to gender includes all genders and words importing the singular number only shall include the plural and vice versa.

1.3	Headings, etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4	Currency.

All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed in US dollars.

1.5	Accounting Terms.

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP.

1.6	Knowledge.

Any reference to the knowledge of any Party means to the actual knowledge of such Party and, in the case of the “knowledge of Vendor”, means the actual knowledge of Holden Ostrin, Leon Garfinkle, Neil Wechsler, Doug Lewin, Ben Dalfen and Danny Chazonoff, in each case, without independent verification and, in the case of the “knowledge of OPI”, means the actual knowledge of Danny Chazonoff and David Schwartz, in each case, without independent verification. Any reference to the “knowledge of Purchaser” means the actual knowledge of Joel Leonoff and Jonathan Marcus, without independent verification.

ARTICLE 2

PURCHASED ASSETS

2.1	Purchased Assets.

Subject to the terms and conditions of this Agreement, Vendor agrees to sell, assign and transfer to Purchaser, and Purchaser agrees to purchase from Vendor on the Closing

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Date, as a going concern, the undertaking and all the rights, title and interest in, to and under the property and assets, whether immovable or movable, tangible or intangible, held for use or used exclusively in the Purchased Business of every kind and description, wheresoever situated (collectively with the FirePay UK Agreement (as hereinafter defined), the “Purchased Assets”), including, without limitation:

2.1.1	All of the assets described in Schedule 2.1.1; and
2.1.2	The Current Assets;

but excluding all Excluded Assets. The Vendor shall cause FirePay UK Limited to assign, transfer and set over to the Purchaser on the Closing Date all of its rights, title and interest to, and obligations in connection with, the i-CD PUBLISHING (UK) LIMITED (192.COM) agreement (the “FirePay UK Agreement”).

2.2	Instruments of Conveyance.

In order to effectuate more fully and completely the sale, assignment, conveyance and transfer of the Purchased Assets pursuant to the terms and conditions hereof, Vendor shall deliver to Purchaser at Closing such bills of sale, assignments and instruments of conveyance as requested by Purchaser, acting reasonably, to permit the assignment, transfer and conveyance from Vendor to Purchaser and the acquisition by Purchaser from Vendor of all right, title and interest of Vendor in, to and under the Purchased Assets, the whole with effect as of the Closing Date.

2.3	Tax Elections.
2.3.1.

The Purchaser and the Vendor shall make and file, in a timely manner, a joint election to have the rules in subsection 20(24) of the Income Tax Act (Canada), and any equivalent or corresponding provision under applicable provincial tax legislation, apply to the obligations of the Vendor in respect of undertakings which arise from the operation of the Purchased Business and to which paragraph 12(1)(a) of the Income Tax Act (Canada), and any equivalent or corresponding provision under applicable provincial tax legislation, apply. The Purchaser and the Vendor acknowledge that the Vendor is transferring assets to the Purchaser which have a value at least equal to the amount of liabilities being assumed by the Purchaser.

2.3.2.

The Purchaser and the Vendor shall make and file, in a timely manner, a joint election to have the rules in section 22 of the Income Tax Act (Canada), and any equivalent or corresponding provision under applicable provincial tax legislation, apply in respect of the Accounts Receivable and shall designate therein that portion of the Purchase Price allocated to the Accounts Receivable in accordance with Section 3.2 of this Agreement.

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2.3.3.

Vendor and Purchaser shall jointly execute an election under Section 167 of the Excise Tax Act (Canada) and Section 75 of An Act Respecting the Quebec Sales Tax on the forms prescribed for such purposes along with any documentation necessary or desirable in order to effect the transfer of the Purchased Assets by Vendor without payment of any Goods and Services Tax or Quebec Sales Tax. Vendor and Purchaser shall file the election forms referred to above, along with any documentation necessary or desirable to give effect to such, with Canada Revenue Agency and the Ministère du Revenu du Québec, respectively, together with the Goods and Services Tax and Quebec Sales Tax returns for the reporting period in which the transactions contemplated herein are consummated. Notwithstanding such elections, in the event it is determined by any taxation authority that there is a liability of the Purchaser to pay, or of Vendor to collect and remit, any goods and services tax or Quebec sales tax on all or part of the Purchase Price paid for the Purchased Assets, such taxes shall be forthwith paid by Purchaser to the appropriate taxation authorities and Purchaser shall indemnify and save Vendor harmless with respect to any such taxes as well as any interest and penalties relating thereto or imposed thereon.

2.3.4.

The Parties Agree that any amount which may reasonably be regarded as the consideration for the undertaking by Optimal Group Inc. not to compete in accordance with the terms set forth in Schedule 7.1.5(e) (the “Non-Compete Covenant”) is an amount received or receivable by a corporation that was an “eligible corporation” (within the meaning assigned to that term in subsection 56.4(1) of the Income Tax Act (Canada), as set out in Bill C-10, An Act to amend the Income Tax Act, including amendments in relation to foreign investment entities and non-resident trusts, and to provide for the bijural expression of the provisions of that Act, October 16, 2007 (the “Legislative Proposals”)) and is included in the amount that has been allocated to the goodwill of the Purchased Business in accordance with Schedule 3.2. The Parties further agree that the Non-Compete Covenant may reasonably be considered to have been granted by Optimal Group Inc. to Purchaser in order to maintain or preserve the value of the goodwill of the Purchased Business acquired by Purchaser in accordance with the terms of this Agreement.

In accordance with the requirements of the Income Tax Act (Canada), the regulations thereunder, the administrative practice and policy of the Canada Revenue Agency and any applicable equivalent or corresponding provincial or territorial legislative, regulatory and administrative requirements, Optimal Group Inc. and Purchaser shall make and file, in a timely manner, a joint election(s) (a “56.4(7) Election”) under subsection 56.4(7) of the Income Tax Act (Canada), as set out in the Legislative Proposals and any equivalent or corresponding provision under applicable provincial or territorial tax legislation to have the rules in subsection 56.4(5) and any equivalent or corresponding provision under applicable provincial or territorial tax legislation, apply in

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respect of the Non-Compete Covenant. Purchaser, Vendor and Optimal Group Inc. shall prepare and file their respective Tax Returns in a manner consistent with such election.

If the Legislative Proposals are:

(a) withdrawn in their entirety,

(b) amended such that a 56.4(7) Election cannot be made by Optimal Group Inc. and Purchaser in respect of the Non-Compete Covenant or,

(c) amended such that if Optimal Group Inc. and Purchaser were to make an election in respect of the Non-Compete Covenant under subsection 56.4(7) or any other applicable provision of the amended Legislative Proposals, the tax consequences to Optimal Group Inc. of granting the Non-Compete Covenant would be different than the tax consequences that would have applied to Optimal Group Inc. or Vendor if Optimal Group Inc. and Purchaser had made a 56.4(7) Election under the Legislative Proposals in the form in which they were drafted on October, 16 2007, Optimal Group Inc. and Purchaser agree to co-operate in making any additional or different election or elections necessary and available to ensure that the tax consequences to Optimal Group Inc. of granting the Non-Compete Covenant are the same as the tax consequences that would have applied to Optimal Group Inc. or Vendor if Optimal Group Inc. and Purchaser had made a 56.4(7) Election under the Legislative Proposals in the form in which they were drafted on October 16, 2007.

ARTICLE 3.

PURCHASE PRICE

3.1	Purchase Price.

The aggregate purchase price payable by Purchaser to Vendor for the Purchased Assets shall be US $7,000,000 (the “Purchase Price”) plus the assumption of the Assumed Liabilities. In the event that consent to assign the SiteSell Services Supply Agreement cannot be obtained prior to or on the Closing Date (the “SiteSell Condition”), the Purchase Price shall be US $6,500,000.

3.2	Allocation.

Vendor and Purchaser agree to allocate the Purchase Price in accordance with the provisions of Schedule 3.2. The Purchaser and the Vendor each agree to execute and file all tax returns and prepare all financial statements, returns and other instruments for all federal, provincial, municipal, state, local and other tax purposes on the basis of the allocations in Schedule 3.2 and to notify the other party if it receives notice from any

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competent taxing authority requiring or proposing any allocation that is different from the allocation set forth therein.

3.3	Payment of the Purchase Price.

Purchaser shall pay the Purchase Price to or to the order of Vendor as follows:

3.3.1	by remitting to Vendor at Closing, by bank draft, certified cheque or wire transfer, an amount of US $6,000,000;
3.3.2

by remitting to Vendor at each of the first (1st) and second (2nd) anniversary of the Closing Date, by certified cheque, bank draft or wire transfer, an amount of US $250,000 for a total amount of US $500,000 (the “Balance”), said Balance to be guaranteed by separate irrevocable, unconditional letters of credit in the amount of US $250,000 each issued by a Canadian Schedule I chartered bank and in a form acceptable to the Vendor;

3.3.3

by remitting to the Vendor, by certified cheque, bank draft or wire transfer, eleven consecutive monthly payments each in the amount of US $40,000 starting on the date that is one (1) month after the Closing Date if the SiteSell Condition has been met; and

3.3.4	by remitting to the Vendor, by certified cheque, bank draft or wire transfer, an amount of US $60,000 on the first anniversary of the Closing Date if the SiteSell Condition has been met.
3.4	Assumed Liabilities.

Purchaser agrees to assume, pay and discharge as and when due on a timely basis the Assumed Liabilities.

3.5	Purchase Price Adjustment.
3.5.1

Concurrently with the execution of this Agreement, the parties have mutually agreed on the amount of the Current Liabilities and the Current Assets as at the date of and based on the most recent interim financial statements of Vendor, same being attached hereto as Schedule 3.5.1 (the “Signing Statement”). Each of the accounts listed on the Signing Statement has been extracted from the general ledger of the Vendor (the “GL”) and all amounts recorded in each such account and underlying the amounts listed on the Signing Statement has been recorded in the GL in accordance with GAAP applied on a basis consistent with prior years. In such respect, Vendor shall supply Purchaser with all supporting documents, including working papers, schedules and other documentation used or prepared by Vendor for the purposes of the Signing Statement.

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3.5.2

At least 3 Business Days prior to the Closing Date, Vendor shall deliver to Purchaser a statement setting forth the estimated amount of the Current Liabilities and the Current Assets as at the close of business on the Closing Date (the “Estimated Closing Statement”) which shall contain only those accounts listed on the Signing Statement; each of the accounts listed on the Estimated Closing Statement shall be extracted from the GL and all amounts recorded in each such account and underlying the amounts listed on the Estimated Closing Statement shall have been recorded in the GL in accordance with GAAP applied on a basis consistent with prior years. In such respect, Vendor shall supply Purchaser with all supporting documents, including working papers, schedules and other documentation used or prepared by Vendor for the purposes of the Estimated Closing Statement.

3.5.3

If the value of the Current Assets less the value of Current Liabilities as set forth on the Estimated Closing Statement (the “Estimated Adjustment Amount”), is positive, Purchaser shall pay to Vendor, at Closing, by bank draft, certified cheque or wire transfer, the Estimated Adjustment Amount. If the value of the Estimated Adjustment Amount is negative, Vendor shall pay to Purchaser, at Closing, by bank draft, certified cheque or wire transfer, the Estimated Adjustment Amount.

3.5.4

Within thirty (30) calendar days following the Closing Date, Purchaser will, at its expense, prepare and deliver to Vendor a draft statement setting forth the Current Liabilities and the Current Assets as at the close of business on the Closing Date (the “Closing Statement”). Each of the accounts listed on the Closing Statement shall be extracted from the GL and all amounts recorded in each such account and underlying the amounts listed on the Closing Statement shall have been recorded in the GL in accordance with GAAP applied on a basis consistent with prior years and in accordance with and contain only those accounts listed on the Signing Statement.

3.5.5

If Vendor wishes to dispute any matter in the Closing Statement, it may do so by notice (“Notice of Dispute”) to Purchaser given within twenty (20) calendar days of the delivery of the Closing Statement to Vendor. In this regard, Purchaser shall permit Vendor and its authorized representatives to examine all working papers, schedules and other documentation used or prepared by Purchaser. A Notice of Dispute shall specify the basis for each objection and the dollar amount involved. The parties hereto shall use their best efforts to amicably resolve any matters identified in a Notice of Dispute as promptly as practicable. If any such dispute shall not have been resolved within ten (10) calendar days following the date on which the Notice of Dispute is given, then either Party may refer such unresolved matters to Ernst & Young (the “Third Party Auditors”) for resolution by a partner of the Third Party Auditors to be designated by the managing partner of the Third Party Auditors. The determination of the Third Party

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Auditors shall be made within twenty (20) calendar days after the matter has been referred to them. If no Notice of Dispute is given within the delay prescribed above, then Purchaser shall forthwith, upon the expiry of said delay, finalize and deliver the Closing Statement to Vendor, and such Closing Statement shall be final and binding on the parties hereto as of and from the date of such delivery. If a Notice of Dispute is given in accordance with this Section 3.5.5, then Purchaser shall, forthwith following the decision of the Third Party Auditors, amend the Closing Statement to reflect the decision of the Third Party Auditors, and deliver the Closing Statement to Vendor, and such Closing Statement shall be final and binding on the parties hereto as of and from the date of such delivery and shall not be subject to appeal.

3.5.6

The fees and disbursements of the Third Party Auditors shall be paid equally by the Purchaser and the Vendor, unless the Third Party Auditors determine, based on the outcome of their review, that it would be justified to split such fees and disbursements on another basis.

3.5.7	The rules and procedures to be followed by the Third Party Auditors shall be determined by the Third Party Auditors in their discretion.
3.5.8

If the difference between (a) the value of the Current Assets less the value of the Current Liabilities as reflected on the Closing Statement and (b) the Estimated Adjustment Amount (the “Adjustment Amount”) is positive then, within five (5) calendar days of delivery of the final Closing Statement in accordance with Section 3.5.5, Purchaser shall pay to Vendor, by bank draft, certified cheque or wire transfer, the Adjustment Amount. If the Adjustment Amount is negative, then, within five (5) calendar days of delivery of the final Closing Statement in accordance with Section 3.5.5, Vendor shall pay to Purchaser, at Closing, by bank draft, certified cheque or wire transfer, the Adjustment Amount.

3.6	Customer Surcharge.

On the Closing Date, Vendor hereby agrees to reimburse Purchaser, by bank draft, certified cheque or wire transfer, the amount indicated in Schedule 3.6 representing the surcharge imposed by Vendor to one of its customers by notice dated May 5, 2008 for the period commencing on June 4, 2008 and ending on the Closing Date.

3.7	Excluded Liabilities.

Other than the Assumed Liabilities, Purchaser shall not assume nor be responsible for any claims, liabilities or obligations of Vendor, in whole or in part, (i) which arise, either before or after Closing, out of or from facts or events which existed or occurred prior to the Closing Date or (ii) which do not relate to the Purchased Business of any nature whatsoever existing on or arising after the Closing Date or (iii) which are towards any

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officer, director or shareholder of Vendor or towards any Affiliate of Vendor (collectively the “Excluded Liabilities”), including, without limitation:

3.7.1	inter-company liabilities of any nature whatsoever owed by Vendor to any of its Affiliates, including any inter-company trade payables;
3.7.2	all losses relating to Excluded Merchants including, but not limited to, losses arising from Chargebacks or Returns relating exclusively to Excluded Merchants;
3.7.3

all fees, penalties, fines and assessments relating to any breach, association related fines, portfolio wide fines, compliance related fines, billing error assessments or lawsuits relating to any activity of the Vendor prior to the Closing Date;

3.7.4	all current or potential fees, penalties, fines and assessments relating to investigations by any Governmental Entity or other;
3.7.5	the liabilities included in Schedule 3.7.5;
3.7.6	all contingent liabilities and liabilities outside the Ordinary Course;
3.7.7	any assessment or reassessment for (a) Taxes of Vendor or, (b) Taxes incurred or accruing due prior to the Closing Date, relating to the Purchased Business or Purchased Assets;
3.7.8	any liability for Taxes attributable to Vendor;
3.7.9	litigation and claims which relate to facts or events which occurred prior to the Closing Date;
3.7.10	all expenses accrued up to the Closing Date, except to the extent specifically included in the Assumed Liabilities;
3.7.11	Vendor’s payroll for the Designated Employees for the period prior to the Closing Date, except to the extent specifically included in the Assumed Liabilities;
3.7.12	any liabilities specifically excluded in the Signing Statement; and
3.7.13	any Current Liabilities not included in the Closing Statement.

For purposes of clarity, and without limiting the generality of the foregoing, it is understood that other than the Assumed Liabilities the Vendor shall remain responsible for any claims, liabilities or obligations of Vendor, in whole or in part, which arise, either before or after Closing, out of or from facts or events which existed or occurred prior to the Closing Date, the whole to the complete exoneration of Purchaser.

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3.8	Non-Assignable Rights.

Subject to Section 10.4, nothing in this Agreement shall be construed as an assignment of, or an attempt to assign to Purchaser, any Assigned Contract or Required Consent and Authorization which, as a matter of Law or by its terms, is (i) not assignable, or (ii) not assignable without the approval or consent of the issuer thereof or the other party or parties thereto, without first obtaining such approval or consent (the “Non-Assignable Rights”).

3.9	Name.
3.9.1

Subject to Sections 3.9.2 and 3.9.2, Purchaser shall be allowed a period of two (2) years following the Closing Date to exclusively use, at no cost, the name “Optimal Payments” and any variation thereof provided that: (i) any such variation shall incorporate the word “Payments” or “Payment”; (ii) any such variation shall not incorporate “Group” or “Groups”; and (iii) from and after December 31, 2008, Purchaser shall no longer use the “Optimal Payments” logo in its current format on its website and on any other website relating to the Purchased Business. In such respect, Vendor agrees to remit to Purchaser, on the Closing Date, at no cost, all marketing material incorporating the “Optimal Payments” name (such as letterhead, signage, branding and business cards).

3.9.2

Purchaser acknowledges that Vendor has granted a limited license to use the name “Optimal Payments” or any variation thereof to Sterling Payment Solutions Inc. for a period of 120 days following the Closing Date in order for Sterling Payment Solutions Inc. to represent itself as the successor of the Vendor’s payments processing business for US “card present” transactions.

3.9.3

Notwithstanding the foregoing, Purchaser agrees and acknowledges that Optimal Payments Corp. shall retain the exclusive use of the name “Optimal Payments” or any variation thereof as well as any related trademarks for a period of nine (9) months following the Closing Date and that Vendor shall retain the right to grant a similar right to any purchaser of its payment processing business for “card present” transactions.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF VENDOR AND OPTIMAL GROUP INC.

Vendor represents and warrants as follows to Purchaser and acknowledges and confirms that Purchaser is relying upon such representations and warranties in connection with the purchase by Purchaser of the Purchased Assets:

4.1	Incorporation and Qualification. Vendor is a company incorporated, organized and existing under the Laws of its jurisdiction of incorporation

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and has the corporate power to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement. Vendor is duly qualified, licensed or registered to carry on business in the jurisdictions listed in Schedule 4.1.

4.2	Validity of Agreement. The execution, delivery and performance by Vendor of this Agreement:
4.2.1	have been duly authorized by all necessary corporate action on the part of Vendor;
4.2.2

except for the Non-Assignable Rights, do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with, the constating documents or by-laws of Vendor or any material contracts to which Vendor is a party or pursuant to which any of its assets or property may be affected except for such breaches, violations or conflicts which would not reasonably be expected to have a Material Adverse Effect;

4.2.3

except for the Required Consents and Authorizations, will not result in a breach of, or cause the termination or revocation of, any Authorization necessary to (a) the ownership or the operation of the Purchased Assets or Purchased Business or (b) use or operation of the Leased Property;

4.2.4	will not result in the violation of any Law, except where such violation would not reasonably be expected to have a Material Adverse Effect; and
4.2.5	will not result in the creation or imposition of any Encumbrance on any of the Purchased Assets or Purchased Business except for Permitted Encumbrances.
4.3

Execution and Binding Obligation. This Agreement has been duly executed and delivered by, and constitutes a legal, valid and binding obligation of Vendor, enforceable against Vendor in accordance with its terms subject only to any limitation under applicable Laws relating to (a) bankruptcy, winding-up, insolvency, reorganization, arrangement and other similar Laws of general application affecting the enforcement of creditors’ rights, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

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4.4

Required Consents and Authorizations. There is no requirement to make any filing with, give any notice to, or obtain any Authorization or Consent of, any Governmental Entity or Person as a condition to the lawful completion of the transactions contemplated by this Agreement, except for the filings, notifications, Authorizations and Consents described in Schedule 4.4 and for such Consents and Authorizations the absence of which do not or will not have a Material Adverse Effect.

4.5

No Other Agreements to Purchase. Except for Purchaser’s right under this Agreement, no Person has any written or oral agreement, option, understanding or commitment or any right or privilege capable of becoming such for the purchase or acquisition from Vendor of any of the Purchased Assets except in the Ordinary Course.

4.6

Conduct of Business in Ordinary Course. Except as disclosed in Schedule 4.6, since December 31, 2007, the Purchased Business has been carried out in the Ordinary Course and, without limiting the generality of the foregoing, Vendor has not:

4.6.1	sold, transferred or otherwise disposed of any Purchased Assets except in the Ordinary Course;
4.6.2	entered into any change-of-control agreement with any Designated Employee; or
4.6.3	authorized, agreed or otherwise committed, whether or not in writing, to do any of the foregoing.
4.7

Sufficiency of Assets. To the knowledge of Vendor, the Purchased Assets include all rights and property used by the Vendor and its Affiliates to carry on the Purchased Business. Except for the FirePay UK Agreement, no assets of any Affiliate of Vendor are used exclusively in carrying on the Purchased Business.

4.8

Location of Leased Property. Except for the 16th Floor of 2 Place Alexis-Nihon, Montreal, Québec, Schedule 4.8 sets forth the municipal or civic addresses of all the immovable properties that are used in the Purchased Business and leased by Vendor.

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4.9

Title to the Assets. Vendor is not the beneficial or registered owner of and has not agreed to acquire any immovable property or any interest in any immovable property. Vendor has legal and beneficial ownership of all Purchased Assets free and clear of all Encumbrances except for Permitted Encumbrances.

4.10

Accounts Receivable. All Accounts Receivable are bona fide, have been generated in the Ordinary Course for goods or services delivered by the Purchased Business and, subject to an allowance for doubtful accounts that has been reflected on the Books and Records in accordance with GAAP, collectible without set-off, compensation or counterclaim. For greater certainty, Vendor makes no representation or warranty that the Accounts Receivable will be collected by Purchaser.

4.11

Leases. Vendor is not a party to, or under any agreement to become a party to, any lease with respect to any real or immovable property which is used or to be used in the Purchased Business other than the leases (the ”Leases”) described in Schedule 4.11 relating to the Leased Property and the lease for the 16th Floor of 2 Place Alexis-Nihon, Montreal, Québec, which Purchaser will not be assuming. Except as described in Schedule 4.11, Vendor occupies the Leased Property and has the exclusive right to occupy and use the Leased Property. Each of the Leases is in good standing and in full force and effect, and, to the knowledge of OPI, neither Vendor nor any other party thereto is in breach of any covenants, conditions or obligations contained therein other than breaches which would not reasonably be expected to have a Material Adverse Effect. Vendor has provided a true and complete copy of each Lease and all amendments thereto to Purchaser.

4.12	Material Contracts. Except for the contracts described in Schedule 4.12, to the knowledge of OPI, Vendor is not, in respect of the Purchased Business, a party to or bound by:

4.12.1	any distributor, sales, advertising, agency or manufacturer’s representative contract;
4.12.2	any continuing contract for the purchase of materials, supplies, equipment or services involving in the case of any such contract more than US $250,000 over the life of the contract;
4.12.3

any contract that expires or that may be renewed at the option of any Person other than Vendor, as the case may be, so as to expire more than one year after the date of this Agreement and that involves an amount of more than US $100,000 over the life of the contract;

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4.12.4

any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

4.12.5	any contract for capital expenditures in excess of US $250,000 in the aggregate;
4.12.6

any confidentiality, secrecy or non-disclosure contract or any contract limiting the freedom of Vendor to engage in any line of business, compete with any other Person in respect of the Purchased Business, operate the Purchased Assets at maximum production capacity or otherwise conduct its business;

4.12.7	any contract pursuant to which Vendor is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal or movable property;

4.12.8	any contract with any Person with whom Vendor does not deal at arm’s length within the meaning of the Income Tax Act (Canada);

4.12.9

any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person made out of the Ordinary Course; or

4.12.10	any other contract made out of the Ordinary Course.
4.13	Assigned Contracts. True, correct and complete copies of all Assigned Contracts have been delivered to Purchaser.
4.14

Books and Records. All Books and Records relating exclusively to the Accounts Receivable and accounts payable included in the Current Liabilities have been fully, properly and accurately kept and are complete in all material respects.

4.15	Employees.
4.15.1

Schedule 4.15.1 contains a complete list of each employee and consultant of Vendor employed or retained in connection with the Purchased Business whether actively at work or not (except for David Schwartz, Ben Dalfen, Doug Lewin and David Souaid (collectively, the “Excluded Employees”)), their salaries, wage

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rates, commissions and consulting fees, bonus arrangements, benefits, positions, status as full-time or part-time employees, length of service and Accrued Vacation Pay.

4.15.2

Except as set out in Schedule 4.15.2, there are no employees or consultants who are entitled to a specified notice of termination or fixed term of employment or who cannot be terminated upon such notice as is required by Law.

4.15.3	Except as set forth in Schedule 4.15.3:
4.15.3.1

there is no collective agreement in force with respect to the employees of Vendor, no collective agreement is currently being negotiated by Vendor, no union or employee bargaining agent holds bargaining rights with respect to any employees of Vendor, and to Vendor’s knowledge, there are no current or threatened attempts to organize or establish any trade union or employee association with respect to Vendor; and

4.15.3.2

there are no outstanding orders or charges against Vendor under the Act Respecting Occupational Health and Safety (Quebec) (or any applicable occupational health and safety legislation in the other jurisdictions in which the Purchased Business is conducted).

4.16

Insurance. Schedule 4.16 contains a list of insurance policies which are maintained by Vendor with respect to the Purchased Business setting out, in respect of each policy, a description of the type of policy, the name of insurer, the coverage allowance, the expiration date, the annual premium and any pending claims.

4.17

Residency. Except for Optimal Payments (Ireland) Limited and Optimal Payments Corp., Vendor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada). None of the Purchased Assets disposed by each of Optimal Payments (Ireland) Limited and Optimal Payments Corp. is taxable Canadian property as defined in Section 248(1) of the Income Tax Act (Canada).

4.18	Non-Arm’s Length Transactions. With respect to the Purchased Business:

4.18.1	except for contracts of employment, Vendor is not party to any contract with any officer, director, employee, shareholder or any other person not dealing at arm’s length with Vendor within the

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meaning of the Income Tax Act (Canada) or any Affiliate of any of the foregoing; and

4.18.2	no shareholder of Vendor:
4.18.2.1

owns, directly or indirectly, any interest in (except for shares representing less than one per cent of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of, any person that is, or is engaged in business as, a competitor of the Purchased Business or a lessor, lessee, supplier, distributor, sales agent or customer of the Purchased Business; or

4.18.2.2	owns, directly or indirectly, in whole or in part, any property that Vendor uses in the operation of the Purchased Business.

4.19

No Other Representations and Warranties. Except as specifically set forth in this Article 4, Vendor makes no representation and warranty regarding the Purchased Business or the Purchased Assets and the Vendor specifically excludes all legal warranties, including the warranties set forth in Articles 1723 to 1731 of the Civil Code of Québec.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants as follows to Vendor and acknowledges and confirms that Vendor is relying on such representations and warranties in connection with the sale by Vendor of the Purchased Assets:

5.1

Incorporation and Corporate Power. Purchaser is a corporation duly incorporated and existing under the Laws of its jurisdiction of incorporation and has the corporate power and authority to enter into and perform its obligations under this Agreement.

5.2	Validity of Agreement. The execution, delivery and performance by Purchaser of this Agreement:
5.2.1	have been duly authorized by all necessary corporate action on the part of Purchaser;
5.2.2	do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or

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a violation of, or conflict with, any of the terms or provisions of its constating documents or by-laws or any contracts or instruments to which it is a party or pursuant to which any of its assets or property may be affected; and

5.2.3	will not result in the violation of any Law.
5.3

Execution and Binding Obligation. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms subject only to any limitation under applicable Laws relating to (a) bankruptcy, winding-up, insolvency, reorganization, arrangement and other similar Laws of general application affecting the enforcement of creditors’ rights, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.4	Investment Canada. Purchaser is a Canadian within the meaning of the Investment Canada Act.
5.5	No Breach. Purchaser has no knowledge of any fact or circumstance which would constitute a breach by Vendor of any of Vendor’s representations and warranties.
5.6

GST and QST Registration.              Purchaser is duly registered under Subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to the Quebec sales tax, and its registration numbers are: 854 340 627 RT 0001 and 1214466101 TQ 0001.

5.7

Due Diligence by Purchaser.           Purchaser acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Purchased Business and the nature and condition of its properties and assets and, in making the determination to proceed with the transactions contemplated by this Agreement, has relied solely on the results of its own independent investigation and the representations, warranties, conditions and statements in Article 4 and, except to the extent specifically set forth in Article 4, is purchasing the Purchased Assets on an “as-is, where-is” basis.

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ARTICLE 6

PRE-CLOSING COVENANTS OF THE PARTIES

6.1	Conduct of Business Prior to Closing.

During the Interim Period, Vendor shall maintain the Purchased Assets in the same working order and condition and in the same state of repair as same are in at the date hereof, subject only to normal wear and tear, and Vendor shall conduct the Purchased Business in the Ordinary Course and, without limiting the foregoing, Vendor will not, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed, perform, authorize, agree or otherwise commit to, any of the following matters:

6.1.1	sell, transfer or otherwise dispose of any Purchased Assets except in the Ordinary Course;
6.1.2	make any capital expenditure or commitment in respect of the Purchased Business which individually or in the aggregate exceed US $250,000;
6.1.3

increase its indebtedness for borrowed money or make any loan or advance, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of any Person in connection with the Purchased Business except in the Ordinary Course;

6.1.4	make any bonus or profit sharing distribution or similar payment of any kind to any Designated Employee or other Person in connection with the Purchased Business;
6.1.5	grant any increase (whether or not generally applicable) in the rate of wages, salaries, bonuses or other remuneration of any Designated Employee;
6.1.6	enter into any change-of-control agreement with any Designated Employee;
6.1.7	cancel or waive any material claims or rights in connection with the Purchased Assets or any Assigned Contract;
6.1.8	cancel or reduce any of its insurance coverage on the Purchased Business or any of the Purchased Assets; or
6.1.9	authorize, agree or otherwise commit, whether or not in writing, to do any of the foregoing.
6.2	Request for Required Consents and Authorizations.

Vendor shall use commercially reasonable efforts to obtain, prior to Closing, all of the Required Consents and Authorizations, provided that nothing shall require Vendor to

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make any payment to any other party in order to obtain such Required Consents and Authorizations. Such Required Consents and Authorizations shall be upon such terms as are acceptable to Purchaser, acting reasonably. Purchaser will co-operate in obtaining such Required Consents and Authorizations.

6.3	Notice of Untrue Representation or Warranty.

Vendor shall promptly notify Purchaser, and Purchaser shall promptly notify Vendor, upon any representation or warranty made by either of them contained in this Agreement becoming untrue or incorrect in any material respect during the Interim Period. Any such notification shall set out particulars of the untrue or incorrect representation or warranty and details of any actions being taken by Vendor or Purchaser, as the case may be, to rectify that state of affairs.

6.4	Exclusive Dealing.

Vendor and its officers, directors, employees, advisors, representatives or agents (“Representatives”) shall cease and suspend any existing discussions or negotiations with any third parties with respect to any sale, takeover proposal or any offer for an amalgamation or other business combination involving directly or indirectly, any portion of the Purchased Assets or the Purchased Business, whether or not initiated by Vendor or its Representatives, and Vendor shall not, directly or indirectly, through any of its Representatives or otherwise, solicit or entertain offers from, provide information to, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any person other than Purchaser regarding the sale, takeover proposal or any offer for an amalgamation or other business combination involving directly or indirectly all or any part of the Purchased Assets or that could otherwise impact upon the consummation of the transaction contemplated herein. If Vendor or its Representatives receive enquiries from any other party to purchase, directly or indirectly, any portion of the Purchased Business or the Purchased Assets, Vendor shall: (i) promptly advise such party that it has entered into a binding agreement for the sale of the Purchased Business; and (ii) advise Purchaser of the identity of such party making enquiries.

6.5	Press Release.

No Party shall issue any press release or public statement or announcement (a “Public Statement”) with respect to the transaction contemplated in this Agreement without the prior written consent of the other parties, such consent not to be unreasonably withheld, unless such Public Statement is required by Law or by the rules and regulations of any stock exchange, in which case the Party required to make the Public Statement (which, in the case of Vendor, shall include Optimal Group Inc.) shall be free to make such Public Statement but only after having advised the other party of such legal requirement and provided a copy of such Public Statement to the other Party.

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ARTICLE 7

CONDITIONS OF CLOSING

7.1	Conditions for the Benefit of Purchaser.

The purchase and sale of the Purchased Assets is subject to the following conditions to be fulfilled or performed at or prior to the Closing Date, which conditions are for the exclusive benefit of Purchaser and may be waived, in whole or in part, by Purchaser in its sole discretion:

7.1.1

Truth of Representations and Warranties.  The representations and warranties of Vendor contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date and Vendor shall have executed and delivered to Purchaser a bring-down certificate to that effect (the “Vendor’s Closing Certificate”).

7.1.2

Performance of Covenants. Vendor shall have fulfilled or complied with in all material respects all covenants contained in this Agreement to be fulfilled or complied with by it at or prior to the Closing, and Vendor shall have executed and delivered to Purchaser Vendor’s Closing Certificate to that effect.

7.1.3

Agreement with Merrick Bank Corporation. Vendor shall have obtained the consent required to assign to Purchaser the Merchant ISO Agreement with Merrick Bank Corporation (the “Merrick Agreement”) or Purchaser shall have entered into an agreement with Merrick Bank Corporation on terms and conditions substantially similar to the Merrick Agreement.

7.1.4

Required Consents and Authorizations. All Required Consents and Authorizations, including those that Purchaser must obtain independently from any assignment by Vendor, shall have been obtained on terms acceptable to Purchaser, acting reasonably.

7.1.5	Deliveries. Vendor shall deliver or cause to be delivered to Purchaser the following in form and substance satisfactory to Purchaser, acting reasonably:
(a)

Vendor’s Closing Certificate containing (i) the certifications required by Sections 7.1.1 and 7.1.2, (ii) a certified copy of the articles and by-laws of Vendor, and (iii) a certified copy of all required resolutions of the shareholders and the board of directors of Vendor approving the entering into and completion of the transactions contemplated by this Agreement;

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(b)

an amount of eight-hundred and fifty thousand dollars (US $850,000) by bank draft, certified cheque or wire transfer representing US$100,000 on account of Accrued Vacation Pay and US$750,000 on account of Chargebacks and Returns;

(c)	a certificate of status, compliance, good standing or like certificate with respect to Vendor issued by appropriate government officials of its jurisdiction and of where it conducts business;
(d)	an opinion of counsel to Vendor with respect to capacity and authority, in form and substance satisfactory to Purchaser, acting reasonably;
(e)	a non-compete undertaking granted by Optimal Group Inc. in the form set forth in Schedule 7.1.5(e);
(f)	the originals of the Books and Records; and
(g)	the instruments of conveyance contemplated by Section 2.2, if any.

7.1.6

No Legal Action. No action or proceeding shall be pending or threatened by any Person (other than Purchaser) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of Purchaser to conduct the Purchased Business after Closing on substantially the same basis as heretofore operated.

7.1.7	No Material Change. During the Interim Period, there shall have been no material adverse change in the Purchased Assets or the Purchased Business.
7.2	Termination by Purchaser.

If any of the conditions set forth in Section 7.1 have not been fulfilled or waived at or prior to the Closing Date or has not been observed or performed by such time, Purchaser may terminate this Agreement by notice in writing to Vendor, and in such event Purchaser shall be released from all obligations and liability hereunder save and except for its obligations under Sections 12.3 (Brokers), 12.5 (Expenses), 12.13 (Consent to Jurisdiction and Venue; Service of Process) and 12.12 (Governing Law) which shall survive. If Purchaser waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part. Purchaser’s right of termination under this Section 7.2 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Except as otherwise provided herein,

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nothing in this Section 7.2 shall limit or affect any other rights or causes of action Purchaser may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

7.3	Conditions for the Benefit of Vendor.

The purchase and sale of the Purchased Assets is subject to the following conditions to be fulfilled or performed at or prior to the Closing, which conditions are for the exclusive benefit of Vendor and may be waived, in whole or in part, by Vendor in its sole discretion:

7.3.1

Truth of Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date and Purchaser shall have executed and delivered to Vendor a bring-down certificate to that effect (the “Purchaser’s Closing Certificate”).

7.3.2

Performance of Covenants. Purchaser shall have fulfilled or complied in all material respects with all covenants contained in this Agreement to be fulfilled or complied with by it at or prior to the Closing Date and Purchaser shall have executed and delivered to Vendor Purchaser’s Closing Certificate to that effect.

7.3.3	Deliveries. Purchaser shall deliver or cause to be delivered to Vendor the following in form and substance satisfactory to Vendor acting reasonably:
(a)	Purchaser’s Closing Certificate containing the certification required by Section 7.3.1 and 7.3.2;
(b)	US $6,000,000 of the Purchase Price and the letters of credit, in accordance with Section 3.3;
(c)

a certificate of status, compliance, good standing or like certificate with respect to Purchaser issued by appropriate government official of the jurisdiction of its incorporation and of where it conducts business; and

(d)	any instrument of conveyance contemplated by Section 2.2.
7.3.4

No Legal Action. No action or proceeding shall be pending or threatened by any Person (other than Vendor) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of Purchaser to conduct the Purchased Business after Closing on substantially the same basis as heretofore operated.

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7.4	Termination by Vendor.

If any of the conditions set forth in Section 7.3 have not been fulfilled or waived at or prior to the Closing Date or has not been observed or performed by such time, Vendor may terminate this Agreement by notice in writing to Purchaser, and in such event Vendor shall be released from all obligations and liability hereunder save and except for its obligations under Sections 12.3 (Brokers), 12.5 (Expenses), 12.12 (Governing Law) and ), 12.13 (Consent to Jurisdiction and Venue; Service of Process) which shall survive. If Vendor waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part. Vendor’s right of termination under this Section 7.4 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Except as otherwise provided herein, nothing in this Section 7.4 shall limit or affect any other rights or causes of action Vendor may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

ARTICLE 8

CLOSING

8.1	Date, Time and Place of Closing.

The completion of the transaction of purchase and sale contemplated by this Agreement shall take place at the offices of Osler, Hoskin & Harcourt LLP, 1000 De La Gauchetière Street, Suite 2100, Montreal, Quebec, H3B 4W5, at 10:00 a.m. on the Closing Date or at such other place or time as may be agreed upon in writing between Vendor and Purchaser.

8.2	Risk of Loss.

If, during the Interim Period, all or any material part of the Purchased Assets are destroyed or damaged by fire or any other casualty or are expropriated or seized by any Governmental Entity, Purchaser shall have the option at its sole discretion, exercisable by notice in writing given within five (5) Business Days of Purchaser receiving notice in writing from Vendor of such destruction, damage, expropriation or seizure, to terminate this Agreement and not complete the purchase, in which case all obligations of the parties hereto save and except for their respective obligations under Sections 12.3 (Brokers), 12.5 (Expenses), 12.12 (Governing Law) and 12.13 (Consent to Jurisdiction and Venue; Service of Process) which shall survive shall terminate immediately upon Purchaser giving notice as required herein.

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ARTICLE 9

INDEMNIFICATION

9.1	Vendor Indemnification in Favour of Purchaser.

Subject to the restrictions and conditions set forth in this Article 9, where applicable, Vendor shall solidarily indemnify and save Purchaser harmless of and from any loss, liability, claim, damage (including incidental and consequential damage) or expense (whether or not involving a Third Party Claim) including reasonable legal expenses (collectively, “Damages”) suffered by, imposed upon or asserted against Purchaser as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

9.1.1	any failure of Vendor to perform or fulfil any covenant of Vendor under this Agreement;
9.1.2	any breach or inaccuracy of any representation or warranty given by Vendor contained in this Agreement; and
9.1.3	any Excluded Liabilities.
9.2	Purchaser Indemnification in Favour of Vendor.

Subject to the restrictions and conditions set forth in this Article 9, where applicable, Purchaser shall indemnify and save Vendor harmless of and from any Damages suffered by, imposed upon or asserted against Vendor as a result of, in respect of, connected with, or arising out of, under or pursuant to:

9.2.1	any failure of Purchaser to perform or fulfil any covenant of Purchaser under this Agreement;
9.2.2	any breach or inaccuracy of any representation or warranty given by Purchaser contained in this Agreement; and
9.2.3	any Assumed Liabilities.
9.3	Limitations.
9.3.1

The representations and warranties of Vendor contained in this Agreement shall survive the Closing and, notwithstanding the Closing and any investigation made by or on behalf of Purchaser, shall continue for a period of 12 months after the Closing, except that:

(a)

the representations and warranties set out in Sections 4.1, 4.2, 4.3, 4.5, and 4.9 (and the corresponding representations and warranties set out in Vendor’s Closing Certificate) shall survive the Closing and continue in full force and effect without limitation of time;

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(b)

the representations and warranties set out in Section 4.17 in respect of a particular period ending on, before or including the Closing Date shall survive for a period of 30 days after the relevant authorities shall no longer be entitled to assess or reassess liability for Tax against Vendor or Purchaser for that particular period, provided that the survival of such representations and warranties shall not be extended by virtue only of any waiver given by the Purchaser after the Closing Date without the consent of the Vendor, such consent not to be unreasonably withheld; a claim for any breach of any of the representations and warranties set out in Section 4.17 shall not be subject to the limitations set forth in Section 9.3.1;

(c)

a claim for any breach of any of the representations and warranties of Vendor contained in this Agreement involving fraud or fraudulent misrepresentation shall survive and continue in full force and effect without limitation of time; it is agreed that any such claim shall not be subject to the limitations set forth in Sections 9.3.1(d), (e) and (f);

(d)	Vendor shall not be required to pay any amount with respect to any individual losses of less than US $10,000;
(e)	Vendor shall not be required to pay any amount until the aggregate of such losses exceeds US $100,000 and then only the excess over such amount;
(f)

with respect to the representations and warranties referred to in Section 9.3.1(a), Vendor’s total liability shall not exceed 100% of the Purchased Price; with respect to all other representations and warranties of Vendor, Vendor’s total liability shall not exceed 50% of the Purchase Price;

(g)

Vendor shall not be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any Purchase Price methodology; and

(h)	Vendor shall have no obligation to indemnify with respect to matters of which Purchaser was aware at the time of Closing.
9.3.2

The representations and warranties of Purchaser contained in this Agreement shall survive the Closing and, notwithstanding the Closing and any investigation made by or on behalf of Vendor, shall survive the Closing and continue in full force and effect without limitation of time,

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except that (i) the limitations set forth in Section 9.3.1(c),(d), (e), (f), (g) and (h) shall apply to the benefit of Purchaser, mutatis mutandis.

9.3.3

For purposes of clarity, the limitations set forth in Section 9.3.1 shall not apply to Vendor’s obligation of indemnification set out in Section 9.1 in respect of (i) any failure of Vendor to perform or fulfil any covenant of Vendor hereunder unless such failure to perform relates to a force majeure event, and (ii) any Excluded Liabilities, which obligation of indemnification shall survive the Closing and continue in full force and effect without any limitation of time.

9.3.4	Nothwithstanding anything to the contrary set out herein,
(a)

to the extent that a third party has withdrawn an amount from any of the Purchaser’s accounts in respect of an Excluded Liability without the Purchaser’s consent having been given at that time with respect to such withdrawal, Vendor shall, within five (5) days of Purchaser having notified Vendor in accordance with Section 9.4 hereof, pay to Purchaser such withdrawn amount, which shall be set forth in the notice to Vendor; and

(b)

to the extent that a Governmental Entity seizes property or assets of the Purchaser in respect of an amount for which Vendor is obligated to indemnify the Purchaser, or makes a formal request or other demand for payment of an amount from the Purchaser for which Vendor is obligated to indemnify the Purchaser where such amount is required to be paid by the Purchaser to any Governmental Entity within a fixed delay and without the right to defer payment pending contestation of the subject matter giving rise to such seizure, request or other demand, Vendor shall, in the case of a seizure, pay the amount to the Purchaser forthwith upon receiving notice in accordance with Section 9.4 hereof, and in the case of a formal request or other demand for payment within a fixed delay, pay the amount to the Purchaser not less than five (5) days prior to the expiry of such fixed delay.

Nothing in this Section 9.3.4 shall limit Vendor’s rights under Sections 9.4 and 9.5 hereof in respect of any Excluded Liability or claim by a Governmental Entity.

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9.4	Notification.

Promptly upon obtaining knowledge thereof, the Party being indemnified hereunder (the “Indemnified Party”) shall notify the Party providing for indemnification hereunder (the “Indemnifying Party”) of any cause which the Indemnified Party has determined has given or could give rise to indemnification under this Article 9. The omission so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any duty to indemnify and hold harmless which otherwise might exist with respect to such cause unless (and only to that extent) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in this Article 9.

9.5	Defense of Third Party Claim.
9.5.1

In the event of any Third Party Claim for which an Indemnified Party is entitled to be indemnified hereunder, then the Indemnifying Party shall have the right, after receipt of the Indemnified Party’s notice under Section 9.4 and upon giving notice to the Indemnified Party within ten (10) calendar days of such receipt, to defend and, subject to Section 9.5.2, compromise or settle the Third Party Claim at its own cost and expense with counsel of its own selection, provided that:

(a)	the Indemnified Party shall at all times have the right to fully participate in the defense at its own expense;
(b)	the Third Party Claim seeks only monetary damages and does not seek any injunctive or other relief against the Indemnified Party;
(c)	the Indemnifying Party unconditionally acknowledges in writing its obligation to indemnify and hold the Indemnified Party harmless with respect to the Third Party Claim; and
(d)	legal counsel chosen by the Indemnifying Party is satisfactory to the Indemnified Party, acting reasonably.

Amounts payable by the Indemnifying Party pursuant to a Third Party Claim shall be paid in accordance with the terms of the settlement or, the judgment, as applicable, but in any event prior to the expiry of any delay for a judgment to become executory.

9.5.2

The Indemnifying Party shall not be permitted to compromise and settle or to cause a compromise and settlement of any Third Party Claim, without the prior written consent of the Indemnified Party, unless:

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(a)	the terms of the compromise and settlement require only the payment of money and do not require the Indemnified Party to admit any wrongdoing or take or refrain from taking any action; and
(b)

the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional satisfaction or release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably, from any and all obligations or liabilities it may have with respect to the Third Party Claim.

9.5.3

If the Indemnifying Party fails within ten (10) calendar days from receipt of the notice of a Third Party Claim to give notice of its intention to defend the Third Party Claim in accordance with Section 9.5.1, or if the Indemnified Party fails to comply at any time with Section 9.5.1(c), then the Indemnifying Party shall be deemed to have waived its right to defend the Third Party Claim and the Indemnified Party shall have the right (but not the obligation) to undertake the defense of the Third Party Claim and compromise and settle the Third Party Claim on behalf, for the account and at the risk and expense of the Indemnifying Party.

9.5.4

Where the defense of a Third Party Claim is being undertaken and controlled by the Indemnifying Party, the Indemnified Party will use its reasonable efforts to make available to the Indemnifying Party those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in evaluating and defending any such claims, provided that the Indemnifying Party will reimburse the Indemnified Party for all out-of-pocket costs and expenses.

9.5.5

With respect to any Third Party Claim, at the request of the Indemnifying Party, the Indemnified Party shall make available to the Indemnifying Party or its representatives on a timely basis all documents, records and other materials in the possession of the Indemnified Party reasonably required by the Indemnifying Party for its use in defending any such claim and shall otherwise co-operate on a timely basis with the Indemnifying Party in the defense of such claim, provided that the Indemnifying Party will reimburse the Indemnified Party for all out-of-pocket costs and expenses.

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ARTICLE 10

OTHER COVENANTS

10.1	Confidentiality.
10.1.1

Prior to the Closing, Purchaser shall keep confidential all information disclosed to it by Vendor or its Representatives (as defined in the Confidentiality Agreement hereinafter mentioned) in accordance with the terms of the Confidentiality Agreement between Optimal Group Inc. and Purchaser dated May 21, 2008 (the “Confidentiality Agreement”).

10.1.2

After the Closing, Vendor will keep confidential and not use or disclose any information in its possession or under its control relating to the Purchased Assets or the Purchased Business, unless such information is or becomes generally available to the public other than as a result of a disclosure by Vendor in violation of this Agreement.

10.2	Change and Use of Name.

The Vendor shall within 30 days of Closing change its name and the names of any of its Affiliates that include the words “Optimal Payments” to a name that does not include the words “Optimal Payments”. Subject to the foregoing and subject to Section 3.9, Vendor agrees that from and after the Closing Date neither the Vendor nor any of its Affiliates will use the words “Optimal Payments” or any variation thereof, nor will it permit such use by any Person. For greater clarity, the parties acknowledge that nothing herein shall prevent or restrict Vendor or any Affiliate of Vendor from using the words “Optimal” or “Optimal Group” or any variations thereof (provided such variation does not include “payments” or a variation of such word) in its business name or otherwise.

10.3	Further Assurances.

From time to time after the Closing Date, each Party shall, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Assets to Purchaser and carry out the intent of this Agreement.

10.4	Assistance by Vendor.

In order that Purchaser may realize the full benefit of the contracts, Vendor shall, at the request and expense and under the direction of Purchaser, in the name of Vendor or otherwise as Purchaser shall specify:

10.4.1	hold the Assigned Contracts in trust for the benefit of Purchaser and cooperate with Purchaser in any reasonable arrangements in order that

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the obligations of Vendor shall be performed by Purchaser, and in such manner that the value of the Assigned Contracts are preserved and enure to the benefit of Purchaser, and that the collection of moneys due and payable to Purchaser in and under the Assigned Contracts are received by Purchaser; and

10.4.2	promptly pay over to Purchaser all moneys collected by or paid to Vendor in respect of every such Assigned Contract.
10.5	Books and Records.

Purchaser shall preserve and maintain the Books and Records in a secure location for a period of at least six (6) years. The Books and Records shall remain available to Vendor and its professionals on a timely basis for consultation and reproduction in the event necessary to dispute or deal with any and all claims, requests, investigations or other enquiries of any nature or kind. In connection therewith, the Purchaser shall provide Vendor with all reasonable cooperation Vendor may require the whole on a cost basis. After such six (6) year period, in the event Purchaser wishes to dispose of any Books and Records, it shall so notify Vendor and allow Vendor to take possession of any such Books and Records as its absolute property.

10.6	Server Room Space.

For as long as Purchaser shall continue to house its servers in the Place Alexis Nihon data centre referred to in Section 6 of Schedule 2.1.1, Vendor shall be entitled to maintain its existing servers in such data centre and to have reasonable supervised access thereto during normal business hours at no cost to Purchaser.

10.7	Transition Services Agreement

Purchaser and Vendor agree to enter into a transition services agreement on terms and conditions mutually agreed to with respect to the remaining portion of the Vendor’s processing payments business for US “card present” transactions substantially on the terms and for the provision of the services listed hereto as Schedule 10.7.

10.8	SiteSell Services Supply Agreement

In the event that the SiteSell Condition has not been met, Purchaser and Vendor agree to enter into an agreement on commercially reasonable terms to enable Vendor to perform its obligations under the SiteSell Services Supply Agreement.

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ARTICLE 11

EMPLOYEES

11.1	Employees.
11.1.1

Subject to the Closing, Purchaser agrees to offer employment effective as of the Closing Date on substantially similar terms and conditions of employment as those existing on the Closing Date to all of the Designated Employees.

11.1.2	Vendor shall employ all the Designated Employees until the Closing Date, except for any employees who prior to the Closing Date:
(a)	are terminated for cause;
(b)	are terminated with Purchaser’s consent, which consent shall not be unreasonably withheld;
(c)	voluntarily resign; or
(d)	retire.
11.1.3	Vendor shall not attempt in any way to discourage employees of the Purchased Business from accepting any offer of employment made by Purchaser.
11.2	Pre-Closing Employee Liability.

Pursuant to Section 3.7 and for greater certainty, Vendor covenants that it shall be responsible for and shall pay:

11.2.1

all liabilities for salary, wages, commissions, (including all corresponding statutory deductions and benefits payable thereon or in respect thereof) and other compensation and all liabilities under employee pension and benefit plans of Vendor relating to employment of all Persons in the Purchased Business prior to the Closing Date;

11.2.2

all long-term service payments, notice, indemnity in lieu of notice, termination payments, severance payments, damages for wrongful or unilateral dismissal and all related costs in respect of the termination of the employment of any Person who does not accept Purchaser’s offer of employment referred to in Section 11.1 and in respect of the Excluded Employees who will not be offered employment by Purchaser;

11.2.3	all liabilities for claims for injury, disability, death or workers’ compensation arising from or related to employment in the Purchased

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Business prior to the Closing Date whether such claim is made prior to or after the Closing Date.

11.3	Notice of Change of Employment.

Purchaser shall be entitled to give such notice to the employees concerning the change in their employer as Purchaser and Vendor mutually consider reasonable.

ARTICLE 12

MISCELLANEOUS

12.1	Notices.

Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it or sending it by facsimile or registered mail and addressed as follows:

(a) to Vendor at:
Optimal Group Inc. 2, Place Alexis-Nihon 3500 de Maisonneuve Blvd. W. Suite 800 Montreal, Quebec CANADA H3Z 3C1
Attention:	Mr. Holden Ostrin, Co-Chairman
Telephone:	514-738-2021
Facsimile:	514 -738-8355
with a copy to Osler, Hoskin & Harcourt LLP at:
1000 de La Gauchetiere Street West Suite 2100 Montreal, Quebec CANADA H3B 4W5
Attention:	Me Warren Katz
Telephone:	514-904-8198
Facsimile:	514-904-8101

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(b) to Purchaser or Parent at:
40 Eglinton Avenue East Suite 502 Toronto, Ontario CANADA M4P 3A2
Attention:	Mr. Jonathan C. Marcus
Telephone:	416-667-1814
Facsimile:	416-667-8595
with a copy to Heenan Blaikie LLP at:
1250 Rene-Levesque Blvd. West Suite 2500 Montreal, Quebec CANADA H3B 2C6
Attention:	Me Michel Saint-Pierre
Telephone:	514-846-2223
Facsimile:	514-846-3427

Any such communication shall be deemed to have been validly and effectively given (a) if delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Montreal time) and otherwise on the next Business Day, or (b) if transmitted by facsimile or registered mail on the Business Day following the date of transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

12.2	Time of the Essence.

Time shall be of the essence of this Agreement.

12.3	Brokers.

Vendor shall solidarily indemnify and save harmless Purchaser from and against any and all claims, losses and costs whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for Vendor. Purchaser shall indemnify and save harmless Vendor from and against any and all claims, losses and costs whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for Purchaser.

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12.4	Third Party Beneficiaries.

Each of Vendor and Purchaser intends that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the parties to this Agreement and no Person, other than the parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

12.5	Expenses.

All costs and expenses (including the fees and disbursements of legal counsel, investment advisers and accountants) incurred in connection with this Agreement and the transactions contemplated therein shall be paid by the party incurring such costs and expenses.

12.6	Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the parties hereto.

12.7	Waiver.

No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the party to be bound by the waiver. No failure on the part of Vendor or Purchaser to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

12.8	Entire Agreement.

This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions contemplated herein and supersedes all prior understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement except as specifically set forth herein and therein and neither Vendor nor Purchaser has relied or is relying on any other information, discussion or understanding in entering into and completing the transactions contemplated in this Agreement.

12.9	Successors and Assigns.

This Agreement shall become effective when executed by Vendor and Purchaser and after that time shall be binding upon and enure to the benefit of Vendor, Purchaser and

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their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement shall be assignable or transferable by Vendor without the prior written consent of Purchaser. Purchaser may assign and transfer this Agreement and any of its rights and obligations under this Agreement, in whole or in part, to one or more Affiliates without the prior written consent of Vendor provided that no such assignment shall relieve the Purchase of any liability hereunder and that Purchaser shall remain solidarily liable with any such assignee.

12.10	Inconsistency.

This Agreement shall override the Schedules annexed hereto to the extent of any inconsistency.

12.11	Severability.

If any provision of this Agreement shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

12.12	Governing Law.

This Agreement shall be governed by and interpreted and enforced in accordance with the Laws in force in the Province of Quebec.

12.13	Consent to Jurisdiction and Venue; Service of Process.

Any action or proceeding to enforce or arising out of this Agreement may be commenced in the courts having jurisdiction in and for the City of Montreal, Province of Quebec, and Purchaser and Vendor consent and submit in advance to such jurisdiction and agree that venue will be proper in such courts on any such matter. The choice of forum set forth in this section shall not be deemed to preclude the enforcement of any judgment obtained in such forum or the taking of any action under this Agreement to enforce the same, in any appropriate jurisdiction.

12.14	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

12.15	Language.

The parties hereto confirm that it is their wish that this Agreement as well as other documents relating hereto have been and shall be drawn up in English only. Les parties aux présentes confirment leur volonté que cette convention de même que tous les documents s’y rattachant soient rédigés en anglais seulement.

IN WITNESS WHEREOF the parties have executed this Asset Purchase Agreement on the date and year first above written.

OPTIMAL PAYMENTS INC.		OPTIMAL PAYMENTS (IRELAND) LIMITED

Per:	(s) Doug Lewin	Per:	(s) Shaun Lavelle
	Doug Lewin President		Shaun Lavelle Director

OPTIMAL PAYMENTS LIMITED		OPTIMAL PAYMENTS CORP.

Per:	(s) Danny Chazonoff	Per:	(s) Doug Lewin
	Danny Chazonoff Director		Doug Lewin Director

7012985 CANADA INC.

Per:	(s) Jonathan Marcus
Jonathan Marcus Director

INTERVENTION BY CARD ONE PLUS LTD.

Card One Plus Ltd. (the “Purchaser’s Guarantor”) hereby intervenes to confirm the truthfulness of the representations and warranties of the Purchaser (being both 7012895 Canada Inc. and its designee, if any) and guarantees and covenants that the Purchaser (being both 7012895 Canada Inc. and its designee, if any) shall duly and punctually perform all of its obligations under the Agreement.

The Purchaser’s Guarantor shall for all purposes of this present guarantee be solidarily liable with the Purchaser and be regarded as in the same position as the Purchaser (being both 7012895 Canada Inc. and its designee, if any) and the Purchaser’s Guarantor hereby expressly waives demand, presentment, protest and notice thereof and of default and also hereby expressly waives the benefits of division and discussion and hereby expressly waives the benefit of subrogation.

CARD ONE PLUS LTD.

Per:	(s) Jonathan Marcus
Jonathan Marcus President and Chief Executive Officer

INTERVENTION BY OPTIMAL GROUP INC.

Optimal Group Inc. (the “Vendor’s Guarantor”) hereby intervenes for the purposes of Section 2.3 and to confirm the truthfulness of the representations and warranties of the Vendor (being Optimal Payments Inc., Optimal Payments (Ireland) Limited, Optimal Payments Limited and Optimal Payments Corp.).

The Vendor’s Guarantor shall for all purposes of this present guarantee be solidarily liable with the Vendor and be regarded as and in the same position as the Vendor and the Vendor’s Guarantor hereby expressly waives demand, presentment, protest and notice thereof and of default and also hereby expressly waives the benefits of division and discussion and hereby expressly waives the benefit of subrogation.

OPTIMAL GROUP INC.

Per:	(s) Holden Ostrin
Holden Ostrin Co-Chairman